Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045
(847) 367-5910
April 30, 2008
Mr. Terrence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Stericycle, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed on February 29, 2008 File no. 000-21229
Dear Mr. O’Brien:
     I am replying to your letter of April 8, 2008 conveying the staff’s comments in connection with its review of our Form 10-K for the fiscal year ended December 31, 2007, which we filed on February 29, 2008.
     For the staff’s convenience, we have repeated each of the staff’s comments before our response.
     Item 1. Business, page 1
1.	In future filings, please discuss the development of your business, including the year when you started your business operations. See Item 101(a) of Regulation S-K.
     In future filings we will include a brief description of the general development of our business, including our year of incorporation (1989), in accordance with Item 101(a) of Regulation S-K.
     Contracts, page 5:
2.	We note your discussion of contracts with a large majority of your customers. Please tell us why you have not filed these contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

     None of our customer contracts is material. As noted on page 1 of our Form 10-K, “[n]o one customer accounts for more than 2% of our total revenues, and our top 10 customers account for approximately 8% of total revenues.” In 2007, our largest customer represented just 1.2% of total revenues.
     All of our customer contracts fall within Item 601(b)(10)(ii) of Regulation S-K, and none of them falls within the exceptions in Items 601(b)(10)(ii)(A), (B), (C) or (D).
     Competition, page 6
3.	In accordance with Item 101(c)(1)(x) of Regulation S-K, in future filings, please include a brief discussion regarding your competitive position in the market, the principal methods of competition, and to the extent known and applicable, an estimate of the number of competitors.
     In future filings, we will consolidate or repeat in our description of our competition relevant statements that appear elsewhere in our Form 10-K (for example, the estimate of our share of the global regulated waste market on page 2 and the description of the nature of our competitors in the risk factor about competition on page 11). We will also include a description of the principal methods of competition. We will not be able to provide an estimate of the number of competitors because this information is not available to us.
     Item 3. Legal Proceedings, page 12
4.	In future filings, please expand your disclosure regarding the UK arbitration proceedings with Daniel Corporation by identifying the full name of your subsidiary, the name of the agency handling the arbitration, the date of the proceeding was instituted and a description of the factual basis alleged to underlie the proceeding and the relief sought. See Item 103 of Regulation S-K.
     We settled these arbitration proceedings on April 19, 2008 and reported the settlement on a Form 8-K that we filed on April 23, 2008. Please see our Form 8-K.
     Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
5.	We have reviewed your results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 and for the year ended December 31, 2006 compared to the year ended December 31, 2005. We note your response letter dated October 2, 2007, specifically your responses to our comments 4 and 5 from our comment letter dated September 21, 2007, that in MD&A disclosures in future filings, you will distinguish among the factors referred to, and identify those factors having a material impact on your operating results and specifically identify the material financial and non-financial measures that management has concluded are your key indicators of financial condition and operating performance. It is unclear to us how your MD&A disclosures in your Form 10-K for the year ended December 31, 2007 have fully incorporated our prior comments 9 and 10 included in our comment letter dated August 9, 2007.
     As reflected in the disclosures in our MD&A and as we indicated in our response letter dated September 21, 2007, we believe that our key indicators of financial condition and operating performance are (i) the internal growth in revenues, in dollar and/or percentage terms, of our domestic large account, domestic small account and international regulated medical waste management services, (ii) the portion of our growth in revenues, in dollar and/or percentage terms, attributable to acquisitions, and (iii) the internal growth in revenues, in dollar terms, from our regulated returns management services. (Because of the relatively small size as yet of our revenues from regulated returns management services, we believe that reporting this growth in percentage terms could be misleading to investors, even though they can easily calculate it for themselves.)
     These key indicators are the ones used by our management, and in particular by Mark C. Miller, our President and Chief Executive Officer and our chief operating decision maker (“CODM”) for purposes of SFAS No. 131.
     We do not use number of customers, increase in number of BioSystems® customers, increase in number of Steri-Safe® customers or revenues per account to gauge our operating performance. We do not consider these to be valid indicators and in fact believe that they could be potentially misleading because our service offerings and related revenues can vary widely between customers.
     We report our total number of customers and total number of large account and small account customers in response to analyst questions about this information and to highlight the granularity of our business. We do not provide information on revenues per account either in our earnings calls or otherwise, and we provide information in our earnings calls on increases in the number of BioSystems® or Steri-Safe® customers only in response to analysts’ questions, and not because we consider it meaningful or useful information.
5.	Specifically, we note the following:
•	Your risk factor on page 11 states that aggressive pricing by existing competitors and the entrance of new competitors could drive down your profits and slow growth. It appears that you have not addressed pricing reductions as a factor in your results of operations.
     We have not addressed pricing reductions as a factor as we do not track this information. The risk factor on page 11 is intended to alert investors to the potential generic effect of aggressive pricing by existing or new competitors if they were to engage in aggressive pricing.
5.	•	You disclose that domestic selling, general and administrative expenses increased due to spending related to market penetration for your Bio Systems sharps management program, but your current disclosures are unclear as to the impact of this strategy on your revenue.
     The impact of this strategy is reflected in the increase in revenues from domestic large account customers, which, as reported (page 22), increased approximately $13.1 million or over 6%.
5.	•	In your discussion of revenues, you disclose that increases in revenue were driven by an increase of Steri-Safe customers. Your Cost of Revenues disclosure states that your gross margin increase was primarily the result of increased number of small quantity customers, which have a better gross margin. In future filings, quantify the changes in the number of active customer accounts, as well as average revenue per account.
     We do not use number of customers and revenues per account to gauge our gross margin performance. As previously noted, we do not consider these measures to be valid indicators and in fact believe them to be potentially misleading because our service offerings and related revenues can vary widely between customers.
5.	•	Your discussion of international revenue fluctuations does not appear to discuss revenue increases in specific countries.
     In future filings, we will describe revenue fluctuations in Europe and other foreign countries (see note 17 to our consolidated financial statements) if they are material.
5.	As previously identified in our prior comment 9 in our letter dated August 9, 2007, we are aware that certain of this data is regularly provided to analysts. In future filings, please provide MD&A disclosures addressing these and any other known factors that have had, or can reasonably be expected to have, a material impact on revenues and operating results. If you have determined that these items are immaterial, please quantify for us the impact of these factors on sales and/or gross margins so that we can better understand the materiality of this information to a reader’s understanding of operating results. Refer to Section 501.12.b.4 of the Financial Reporting Codification.
     Analysts have at times asked during our earnings calls for information of the kinds referred to, and we have provided this information if possible. Our CODM does not use this information to analyze our business, however, and we do not believe the information provides a valid or accurate understanding of our operating results. Because the operations supporting our different services to customers are combined, we believe that the only accurate way to analyze our business is in terms of domestic revenues and margins and international revenues and margins.
     Item 15. Exhibits, page 60
6.	On page 27 under subheading Guarantees, we note your discussion regarding the loan guarantee on behalf of Shiraishi-Sogyo Co. Ltd. In Note 1 of the financial statements, page 35, you discuss certain technology licensing agreements. To the extent required by Item 601(b)(10) of Regulation S-K, in future filings please file these agreements and the loan guarantees as exhibits.
     We do not believe that the Shiraishi-Sogyo Co. Ltd. guarantee or any of the technology license agreements with companies in Japan, South Africa and Brazil are material contracts required to be filed as an exhibit pursuant to Item 601(b)(10)(i) of Regulation S-K. The Shiraishi-Sogyo Co. Ltd. guarantee represented approximately 0.3% of our total assets and 0.6% of our shareholders’ equity as of December 31, 2007. The combined revenues from the all technology license agreements were approximately $502,000 during 2007, or less than 0.105% of our revenues for the year.

     As requested, I wish to acknowledge on Stericycle’s behalf that:
•	Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing;

•	Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,
/s/ Frank J.M. ten Brink

Frank J.M. ten Brink Executive Vice President and Chief Financial Officer

cc:	Mr. Ryan Rohn Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission

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